MORGAN STANLEY INTERNATIONAL FUND

522 Fifth Avenue

New York, NY 10036

February 26, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:      Larry Greene, Division of Investment Management

Re:          Morgan Stanley International Fund

(File Nos. 333-66203 and 811-09081)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley International Fund (the “Fund”) filed with the Securities and Exchange Commission on December 20, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in post-effective amendment number 12 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about February 26, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.          In the second paragraph of the section titled “Principal Investment Strategies,” the Prospectus states that “[t]he Fund invests in at least three different countries.”  The Securities and Exchange Commission takes the position that a fund that has the word “international” in its name, such as the Fund, needs to be invested broadly throughout the world in a fairly substantial number of countries.

Response 2.  The Fund respectively acknowledges the Staff’s comment; however, Question 10 of the Staff’s Frequently Asked Questions about Rule 35d-1 states that the term “international” in a Fund’s name “connotes diversification among investment in a number of different countries throughout the world, and therefore the use of [“international”] in a fund name is not subject to the rule.”  The Fund does not believe that

Rule 35d-1 imposes a requirement that a fund with “international” in its name invest in a minimum of at least three countries throughout the world.  Therefore, the Fund does not believe that additional disclosure is necessary.   The Fund has disclosure regarding its intention to invest in at least three countries, which we believe is consistent with prior Staff positions for registrants with “international” in their name.  Furthermore, we supplementally note that as of October 31, 2007, the Fund was invested in over 35 countries.

Comment 3.          In the “Principal Investment Strategies” section, the prospectus states that the Fund may invest in real estate investment trusts and foreign real estate companies.  Consider adding risk disclosure in light of the recent sub-prime market turmoil.

Response 3.    In light of the securities in which the Fund invests, we believe the current disclosure is sufficient.

Comment 4.          Consider adding disclosure regarding junk convertible securities, to the extent the Fund invests in these securities, to the “Principal Investment Strategies” section.

Response 4.  Since the Fund may only invest up to 5% of its total net assets in junk convertible securities, we do not consider it a principal investment strategy of the Fund. Therefore, we believe the current risk disclosure in the SAI with respect to investments in junk convertible securities is sufficient.

Comment 5.          In the “Principal Investment Strategies” section, the Prospectus states that the Fund may invest in listed and over-the-counter options.  Consider adding disclosure regarding the types of options in which the Fund may invest, including, if applicable, “American” and “European” style options.

Response 5.  We respectfully acknowledge the comment, but believe the current disclosure regarding options is sufficient.  Additional disclosure is included in the Statement of Additional Information section titled “Description of the Fund and Its Investments and Risks – Investment Company Securities – Options and Futures Transactions.”

Comment 6.          In the “Fees and Expenses” section of the Prospectus, include disclosure relating to the Fund’s investments in other investment companies, as required by Item 3(f) of Form N-1A.

Response 6.  We confirm that the Fund’s investments in other investment companies does not require the disclosure referred to in Item 3(f).

Comment 7.          Please consider clarifying your current disclosure relating to frequent purchases and redemptions of Fund shares, specifically your disclosure in respect of trades that occur through omnibus accounts at intermediaries, so that it complies with Item 6(e) of Form N-1A and Release No. IC-27504.

Response 7.  We respectfully acknowledge the comment; however, we believe that the current disclosure in the Prospectus complies with Item 6(e) of Form N-1A and Release No. IC-27504.  The disclosure in the sections titled “Frequent Purchases and Redemptions of Fund Shares” and “How to Sell Shares—Redemption Fee” describes in detail the Fund’s policies and procedures to discourage and deter frequent purchases and redemptions of Fund shares, including its policies and procedures with respect to trades that occur through omnibus accounts at intermediaries, and the assurances, agreements and information that these intermediaries are required to provide to the Fund in enforcing the Fund’s policies and procedures.  In addition, the disclosure in the section titled “How to Sell Shares—Redemption Fee” discusses the implementation of a redemption fee to protect the Fund’s shareholders from the effects of short-term trading and the potential limitations of the redemption fee on transactions that occur through omnibus accounts at financial intermediaries.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•      the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•      the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•      the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (630) 684-6301.  Thank you.

Sincerely,

/s/ Elizabeth Nelson

Elizabeth Nelson